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                              September 9, 2021

       Matthew Oppenheimer
       Chief Executive Officer
       Remitly Global, Inc.
       1111 Third Avenue, Suite 2100
       Seattle, WA 98101

                                                        Re: Remitly Global,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 30,
2021
                                                            File No. 333-259167

       Dear Mr. Oppenheimer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       We benefit from a powerful flywheel, page 7

   1. We note your response to prior comment 1 and your response which indicates that your five-year LTV/CAC ratio
calculated for the customers acquired during the year ended
                                                        December 31, 2020 is
higher than that for December 31, 2019 but that you view the data for the year ended
December 31, 2020 as an outlier due to several factors. For context, please revise to
disclose this information to investors or tell us why presenting a single measurement period is
appropriate.
       Principal and Selling Stockholders, page 166

   2. Please revise to provide the required information as of the most recent practicable date.
                                                        Refer to Items 403 and
507 of Regulation S-K.
 Matthew Oppenheimer
Remitly Global, Inc.
September 9, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stephen Kim at 202-551-3291 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameMatthew Oppenheimer                      Sincerely,
Comapany NameRemitly Global, Inc.
                                                           Division of
Corporation Finance
September 9, 2021 Page 2                                   Office of Trade &
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